Exhibit 2

ELBIT SYSTEMS LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SHAREHOLDERS’ ANNUAL GENERAL MEETING
TO BE HELD ON NOVEMBER 30, 2011

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and RONIT ZMIRI, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned’s ordinary shares of ELBIT SYSTEMS LTD. (the “Company”), at the Shareholders’ Annual General Meeting of the Company to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel on Wednesday, November 30, 2011, at 4:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” all Proposals listed on the reverse side.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

November 30, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.elbitsystems.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

20733302003030203000 1	113011

ANY PROXIES PREVIOUSLY GIVEN ARE HEREBY REVOKED.
THE UNDERSIGNED HEREBY ACKNOWLEDGE(S) RECEIPT OF THE NOTICE OF SHAREHOLDER’S ANNUAL GENERAL MEETING AND ACCOMPANYING PROXY STATEMENT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Re-Election of Directors:				2.	AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION	FOR	AGAINST	ABSTAIN
	NOMINEES:			A.	Amendments to the Company’s Articles of Association as reflected in Section A of Annex A of the Proxy Statement.	☐	☐	☐
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)	O O O O O O O	Moshe Arad Avraham Asheri Rina Baum David Federmann Michael Federmann Yigal Ne’eman Dov Ninveh		B.	Amendments to the Company’s Articles of Association as reflected in Section B of Annex A of the Proxy Statement.	☐	☐	☐
				C.	Amendments to the Company’s Articles of Association as reflected in Section C of Annex A of the Proxy Statement.	☐	☐	☐

						YES	NO
					Please indicate if you have a personal interest in the approval of the Amendments to the Company’s Articles of Association as reflected in Section A of Annex A of the Proxy Statement.	☐	☐
(Please note: if you do not mark either Yes or No, your shares will not be voted for Item 2 with respect to Section A).

				3.	APPROVAL OF PROVISION OF AMENDED INDEMNIFICATION LETTERS TO THE DIRECTORS

						FOR	AGAINST	ABSTAIN
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:●				A.
Approval of the Amended Indemnification Letter in the form of Annex B of the Proxy Statement for provision to the members from time to time of the Company’s Board of Directors who are not direct or indirect controlling shareholders of the Company or their relatives.
						☐	☐	☐

B.
Approval of the Amended Indemnification Letter in the form of Annex B to the Proxy Statement for provision to Mr. M. Federmann and Mr. D. Federmann, who may be considered direct or indirect controlling shareholders of the Company.
						☐	☐	☐

						YES	NO
					Please indicate if you have a personal interest in the approval of provision of Amended Indemnification Letters in the form of Annex B of the Proxy Statement to Mr. M. Federmann and Mr. D. Federmann.	☐	☐
(Please note: if you do not mark either Yes or No, your shares will not be voted for Item 3 with respect to Section B).
						FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐	4.
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR 2011 AND UNTIL THE CLOSE OF THE NEXT SHAREHOLDERS’ ANNUAL GENERAL MEETING.
						☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.